Exhibit 99.1

Guardforce AI Accelerates U.S. Market Entry

~ Announces Strategic Partnership with SBC and Establishes Wholly Owned U.S. Subsidiary ~

NEW YORK, March 1, 2022 – Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (Nasdaq: GFAI, GFAIW), an integrated security solutions provider, announced that the Company has established a strategic partnership with SBC Global Holdings Inc. (“SBC”). The strategic partnership is in lieu of the previously proposed acquisition. Guardforce AI and SBC have mutually agreed to establish the strategic partnership to enable Guardforce AI a swifter entry into the desired U.S. markets with its robotic and technology solutions.

As part of the partnership the Company will establish a wholly owned U.S. subsidiary and will commit additional resources to develop the business to meet growing demand while working closely with SBC to accelerate overall market penetration. As part of the agreement, SBC will refer all clients to Guardforce AI on an exclusive basis.

Lei Wang, CEO of Guardforce AI stated, “We are pleased to include the SBC team as part of Guardforce AI’s growing network of international partnerships. By establishing this strategic partnership, the crucial U.S. market is now also included in our portfolio. As stated previously, this partnership is part of our commitment to work closely with the right businesses around the world with the goal of expanding the reach of our services and solutions.”

Robert Shiver, Chairman and CEO of SBC, commented, “I am honored to be part of Guardforce AI’s journey as they develop strategic initiatives in the United States. This partnership will allow customers in the United States to have access to autonomous robotics solutions that will result in operational efficiencies and improved environmental safety standards.”

According to Gartner, U.S. Internet of Things (“IOT”) Robots Revenues and Communications spending is expected to reach approximately $6.5 billion with an installation base of approximately 1.7 million units by 2028. With sizeable robotic innovation centers emerging globally, the opportunity for partnerships continues to expand rapidly.

About Guardforce AI Co., Ltd.

Guardforce AI Co. Ltd. (Nasdaq: GFAI, GFAIW) is a leading integrated security solutions provider that is trusted to protect and transport the high-value assets of public and private sector organizations. Developing and introducing innovative technologies that enhance safety and protection, Guardforce AI helps clients adopt new technologies and operate safely as the Asia Pacific business landscape evolves.

For more information, visit www.guardforceai.com

About SBC Holdings

SBC Holdings provides autonomous robotics solutions that drive business continuity and community health — enabling healthier, safer, and more efficient offices, communities’ commercial real estate, schools, airports, and many other sectors. Leveraging decades of combined management experience developing smart buildings, campuses, and cities around the world, SBC is committed to increasing the asset value of commercial properties while attracting and maintaining valuable tenant share in this competitive market. For more information, please visit https://www.sbccobotics.com/.

Forward-Looking Statements

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the SEC. Actual results and financial conditions may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Media Relations

Patrick Yu

Email: patrick.yu@fleishman.com

Phone: (+852) 2586-7877

Investor Relations

Shannon Devine
Email: GFAI@mzgroup.us

Phone: +1 203-741-8811

Guardforce AI Corporate Communications

Hu Yu

Email : yu.hu@guardforceai.com